Exhibit 19.1

INSIDER TRADING POLICY

As Amended and Approved by the Board of Directors

Effective February 19, 2026

Federal and state securities laws prohibit any person who is aware of material nonpublic information about a company from trading in securities of that company. These laws also prohibit a person from disclosing material nonpublic information to other persons who may trade on the basis of that information.

The Board of Directors of Pulse Biosciences, Inc. (together with its subsidiaries, collectively the “Company”) has adopted this policy to promote compliance with these laws and to protect our Company from the serious liabilities and penalties that can result from violations of these laws. Insider trading is illegal and a violation of this policy.

It is your responsibility to comply with the securities laws and this policy. If you have questions about this policy, please contact our General Counsel and Corporate Secretary.

We have designated the General Counsel and Corporate Secretary as the Compliance Officer in respect of issues under this policy. The Compliance Officer may be changed from time to time by our Board of Directors or Chief Executive Officer and any change will be communicated to you. The Compliance Officer may designate others, from time to time, to assist with the execution of his or her duties under this policy.

I.	PERSONS SUBJECT TO THIS POLICY

If you are an employee, officer, director, consultant, contractor, agent, or other service provider of the Company or any of its subsidiaries both inside and outside of the United States (each a “Covered Person”), then this policy applies to you.

This policy also applies to your immediate family members, persons who share a household with you, persons who are your economic dependents, and any other person or entity whose transactions in securities are directed by you or are subject to your influence or control. You are responsible for making sure that these other persons and entities comply with this policy.

In addition to this policy, our directors, executive officers and certain other designated persons who have access to material nonpublic information about us are subject to a supplemental policy that imposes additional restrictions on their trading in Company securities.

II.	CORE TRADING AND DISCLOSURE RESTRICTIONS

The following trading and disclosure restrictions apply under this policy:

●	If you have material nonpublic information regarding us, you must not trade or advise anyone else to trade in our securities.
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If you have material nonpublic information regarding any other company that you obtained from your employment or relationship with us, you must not trade or advise anyone else to trade in the securities of that other company until such information has been publicly disclosed.

●	Do not share material nonpublic information with people in our company whose jobs do not require them to have the information.
●	Do not disclose any nonpublic information, material or otherwise, concerning the Company to anyone outside the Company without the prior authorization of the Compliance Officer.
●	Do not use any material nonpublic information to express an opinion or make a recommendation about trading in our securities.

III.	TRANSACTIONS COVERED BY THIS POLICY

This policy applies to any purchase, sale, loan or other transfer or disposition of Company securities, including our common stock, options to purchase our common stock, restricted stock units, any other type of securities that we may issue, such as preferred stock, convertible debentures and warrants, as well as any other arrangement that generates gains or losses from or based on changes in the prices of such securities including derivative securities (such as exchange-traded put or call options, swaps, caps and collars, hedging and pledging transactions, and short sales involving Company securities, as well as any offer to engage in the transactions discussed above.

Notwithstanding this general rule, certain transactions under Company benefit plans are not prohibited by this policy. These transactions are discussed in this policy under the heading “Exceptions to this policy for certain transactions under Company benefit plans.”

IV.	DEFINITION OF MATERIAL NONPUBLIC INFORMATION

Material information. Information about our company is “material” if there is a substantial likelihood that a reasonable shareholder or investor would consider it important in making a decision to buy, sell or hold our securities, or if the disclosure of the information would be expected to significantly alter the total mix of the information in the marketplace about us. In simple terms, material information is any type of information that could reasonably be expected to affect the market price of our securities. Both positive and negative information may be material. It is not possible to define all categories of “material” information; however, some examples include, but are not limited to:

●	financial results and earnings estimates (including changes of previously announced estimates);
●	regulatory approvals for our products;
●	or business plans or budgets, as well as a significant change in our operations, projections or strategic plans;
●	a potential merger or acquisition;
●	a potential sale of significant assets or subsidiaries;
●	the gain or loss of a major supplier or customer;
●	a new product or discovery;
●	a significant pricing change in our products or services;
●	a declaration of a stock split, a public or private securities offering by us or a change in our dividend policies or amounts;
●	a change in senior management;
●	a data breach or cybersecurity event; and
●	an actual or threatened major lawsuit.

Nonpublic information. Nonpublic information is information that is not generally available to the investing public. If you are aware of material nonpublic information, subject to the trading window periods describe in Section VI below, you may not trade until the information has been widely disclosed to the public (for example, through a press release or an SEC filing) and the market has had sufficient time to absorb the information. For purposes of this policy, information will generally be considered public after the second full trading day following the Company’s public release of the information. For example, if we issued a press release after the market opens on a Tuesday, the first day that trading could occur would be on Friday.

If you are not sure whether information is material or nonpublic, consult with the Compliance Officer for guidance before engaging in any transaction in Company securities.

V.	UNAUTHORIZED DISCLOSURE OF INFORMATION

You are prohibited from disclosing to anyone inside or outside the Company any nonpublic information obtained at or through the Company, except when such disclosure is part of your regular duties and is needed to enable the Company to carry out its business properly and effectively.

We are subject to laws that govern the timing of our disclosures of material information to the public and others. Our Company’s policy is that only certain designated employees may discuss the Company with the news media, securities analysts and investors. All inquiries from outsiders regarding material nonpublic information about the Company should be forwarded to the Company’s Chief Executive Officer. Accordingly, when an inquiry is made by an outsider, the following response will generally be appropriate:

“As to these types of matters, the Company’s spokesperson is its Chief Executive Officer. If there is any comment, he (or she) would be the one to contact.”

The following procedures are appropriate in protecting the confidentiality of Company information: (i) avoid discussions of confidential matters in places where they might be overheard or otherwise disseminated; (ii) mark sensitive documents “confidential” and use sealed envelopes marked “confidential”; (iii) secure confidential documents and restrict the copying of sensitive documents; (iv) provide instructions to receptionists regarding outside inquiries; (v) use code names for sensitive projects; (vi) use passwords to restrict computer access; and (vii) do not use any Internet message boards or similar medium available to the public to post any unauthorized messages regarding the Company or our business, financial condition, employees, clients or other matters related to us.

VI.	ADDITIONAL TRADING POLICY

You may not trade in Company securities outside of a trading window. For purposes of this policy, a “trading window” will commence at the close of business on the second full trading day following the day of public disclosure of the Company’s financial results for a particular fiscal quarter or year and will terminate at the end of the 15th day of the third month of the quarter in which the information was disclosed. For example, with respect to the release of financial results for the Company’s second fiscal quarter, the trading window would start at the close of business on the second full trading day following the day of public release of the Company’s second quarter financial results and end on the close of business on September 15th. For the Company’s fiscal year end release of financial results, the trading window would start at the close of business on the second trading day following the release of the Company’s fiscal year financial results and end on the close of business on March 15th. For purposes of clarity, in the event that the Company releases its financial results for a particular fiscal quarter or year prior to the opening of trading on the morning of a particular trading day, that day shall be deemed the first trading day for purposes of this policy. For example, if the Company releases its financial results for a particular fiscal quarter or year prior to the opening of trading on a Tuesday morning that is otherwise a normal trading day (i.e., not a federal holiday), the trading window would start at the close of business on the following trading day, Wednesday.

Even during a trading window, you may not trade during a special blackout period. The Company always retains the right to impose additional or longer trading blackout periods at any time. You may not trade in Company securities during any special blackout periods that the Company may designate with the prior written approval of the Chief Executive Officer (or the Chief Financial Officer, if the Chief Executive Officer is unavailable). The Chief Executive Officer, Chief Financial Officer or Compliance Officer of the Company will advise you in writing of when a special blackout period commences and ends. You may not disclose to any outside third party that a special blackout period has been designated.

You may not trade during a trading window without prior notice and approval. During a trading window, you may trade in Company securities only after notifying and obtaining the approval of the Compliance Officer. If you decide to engage in a transaction involving Company securities during a trading window, you must notify the Compliance Officer in writing of the amount and nature of the proposed trade(s) at least two business days prior to the proposed transaction, and certify in writing that you are not in possession of material nonpublic information concerning the Company. You must not engage in the transaction unless and until the Compliance Officer provides his or her approval in writing. Any determination by the Compliance Officer to disapprove a proposed trade will require the concurrence of the Chief Executive Officer (or the Compensation Committee of the Board, if the Chief Executive Officer is unavailable). Proposed trades by the Chief Financial Officer will require approval by any of (i) the Chief Executive Officer; or (ii) the Compensation Committee of the Board. The Compliance Officer (or the Chief Executive Officer or Compensation Committee of the Board, as applicable) must consult with the Company’s outside securities counsel prior to approving any transaction in the Company’s securities. The existence of these approval procedures does not in any way obligate the Compliance Officer to approve any transaction.

Except as permitted by SEC rules, you may not trade in Company equity securities during a pension plan blackout period. If you are an executive officer or director, you may not trade or transfer during any pension fund blackout period any equity security of the Company that you acquired in connection with your service as an officer or director, except to the extent such trade or transfer is permitted by SEC rules. A pension plan blackout period is generally any period of more than three consecutive business days under an individual account plan during which purchases or sales of Company equity securities are prohibited under the plan (whether by us or a fiduciary of the plan), excluding certain regularly scheduled blackouts and blackouts imposed solely in connection with certain corporate transactions such as mergers. Any profits made by you in violation of this proscription are recoverable by us. We will notify plan participants, directors, officers and the SEC in advance of any pension plan blackout period.

You may not trade in puts or calls or engage in short sales with respect to Company securities. Trading in “puts” and “calls” (publicly traded options to sell or buy stock) and engaging in short sales are often perceived as involving insider trading and they may focus your attention on the Company’s short-term performance rather than its long -term objectives. In addition, Section 16(c) of the Securities Exchange Act of 1934 prohibits officers and directors from engaging in short sales. Therefore, transactions in puts, calls and other derivative securities with respect to Company securities on an exchange or in any other organized market are prohibited by this policy, as are short sales of Company securities.

VII.	CONSEQUENCES OF VIOLATING SECURITIES LAWS OR THIS POLICY

The consequences of violating the securities laws or this policy can be severe. They include the following:

Civil and criminal penalties. If you violate the insider trading or tipping laws, you may be required to:

●	pay civil penalties up to three times the profit made or loss avoided
●	pay a criminal penalty of up to $5 million
●	serve a jail term of up to 20 years.

In addition, the Company and/or the supervisors of a person who violates these laws may also be subject to civil or criminal penalties if they did not take appropriate steps to prevent illegal trading.

Company Discipline. If you violate this policy or insider trading or tipping laws, you may be subject to disciplinary action by the Company, up to and including termination for cause. A violation of our Company policy is not necessarily the same as a violation of law and we may determine that specific conduct violates its policy, whether or not the conduct also violates the law. We are not required to await the filing or conclusion of a civil or criminal action against an alleged violator before taking disciplinary action.

Reporting of Violations. Any employee, officer, director, consultant, contractor, agent, or other service provider who violates this policy or any federal or state laws governing insider trading or tipping, or knows of any such violation by any other employee, officer or director, must report the violation immediately to the Chief Executive Offer.

VIII.	EXCEPTIONS TO THIS POLICY FOR CERTAIN TRANSACTIONS UNDER COMPANY BENEFIT PLANS

Certain transactions in Company securities under Company benefit plans are not prohibited by this policy. These are:

Stock Option Exercises. This policy does not apply to your exercise of a stock option where the purchase of stock options is paid in cash and the shares continue to be held by you following such exercise. It also does not apply to your election to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This policy does apply, however, to sales of shares received upon exercise of an option.

Receipt and Vesting of Equity Awards. This policy does not apply to your receipt upon vesting of equity awards, including stock options, restricted stock units, restricted stock, or other equity compensation awards, provided that the shares continue to be held by you following such vesting. It also does not apply to your election to have the Company withhold shares subject to vesting to satisfy tax withholding requirements. This policy does apply, however, to sales of shares received upon such vesting.

ESPP Purchases. This policy does not apply to purchases from the Company’s employee stock purchase plan. This policy does apply, however, to subsequent sales of such shares.

Sell to Cover Transactions. This policy does not apply to sell to cover transactions, to the extent approved and implemented by the Company, where shares are withheld by the Company upon vesting of equity awards and sold in order to satisfy tax withholding requirements; however, this exception does not apply to any other sale or trade.

Changes in Form of Ownership. This policy does not apply to changes in form of ownership, for example, a transfer from your individual ownership to a trust for which you are the trustee; provided that you continue to retain ownership of the shares following such change in the form of ownership.

401(k) Plan. This policy does not apply to purchases of Company stock in our 401(k) plan resulting from your periodic contribution of money to the plan through a payroll deduction election. This policy does apply, however, to certain elections you may make under our 401(k) plan, including (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund, (b) an election to make an intra- plan transfer of an existing account balance into or out of the Company stock fund, (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance, and (d) your election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

IX.	EXCEPTIONS TO THIS POLICY FOR TRANSACTIONS UNDER SEC RULE 10B5-1 TRADING PLANS

Rule 10b5-1 under the Securities Exchange Act of 1934 provides an affirmative defense against insider trading liability for transactions made pursuant to a qualifying written trading plan (a “Trading Plan”). Transactions under a pre-approved Trading Plan that complies with this Section IX are not prohibited by this policy, even if they occur during a blackout period or while the Covered Person possesses material nonpublic information.

To be eligible to enter into, modify, or terminate a Trading Plan, you must pre-clear its adoption, modification or termination, as applicable, with the Compliance Officer, who will consult with the Company’s outside securities counsel, as appropriate, prior to pre-clearing any plan or approving any change to any plan; provided, however, that the Company’s Senior Leadership (defined below) must obtain advance written approval from the Audit Committee of the Board of Directors, acting in consultation with the Compliance Officer, before entering into any 10b5-1 plan or changing or terminating any 10b5-1 plan already in place. The Audit Committee and Compliance Officer, together with the Company’s outside securities counsel, are responsible for ensuring that each proposed Trading Plan satisfies all applicable requirements of Rule 10b5-1, as amended from time to time, including those relating to cooling-off periods, limits on the number and type of plans, required certifications by directors and officers, and the good-faith adoption and operation of such plans. The Compliance Officer shall maintain a complete record of all Trading Plans approved, modified, or terminated, and shall coordinate all related Section 16 and other securities law filings. For purposes hereof, the Company’s “Senior Leadership” consists of (i) each of the Company’s executive officers, as defined by Rule 3b-7 of the Securities Exchange Act of 1934 (17 C.F.R. § 240.3b-7), as well as (ii) each of the current Company employees who report directly to any Company executive officer provided they have day-to-day managerial responsibility for a principal business unit, division, or corporate function of the Company.

Without limiting the foregoing, approval of a Trading Plan requires, at a minimum, that:

●	The Covered Person is not in possession of material nonpublic information at the time of plan adoption;
●	The plan is entered into in good faith, during an open trading window, and not as part of any scheme to evade the prohibitions of Rule 10b-5; and
●	For directors and officers, the plan includes the written certifications required by Rule 10b5-1, as in effect at the time of adoption.

The Audit Committee and Compliance Officer are not obligated to approve any proposed Trading Plan. Covered Persons who wish to establish a Trading Plan should contact the Compliance Officer well in advance of the desired adoption date to allow adequate time for review by the Audit Committee and outside securities counsel.

X.	OTHER EXCEPTIONS TO THIS POLICY

Nothing about this policy limits anyone’s participation in an offering of Company securities by the Company, such as a rights offering financing offered to existing Company stockholders, or limits any related party transaction approved by our Board of Directors.

XI.	PROTECTED ACTIVITY NOT PROHIBITED

Nothing in this policy, or any related guidelines or other documents or information provided in connection with this policy, shall in any way limit or prohibit you from engaging in any of the protected activities set forth in the Company’s Whistleblower Policy, as amended from time to time.

XII.	AMENDMENTS

The Company reserves the right to amend or waive this policy at any time, for any reason, subject to applicable laws, rules and regulations, and with or without notice, although it will attempt to provide notice in advance of any change. Unless otherwise permitted by this policy, any amendments or waivers of this policy must be approved by the Board of Directors of the Company.

XIII.	COMPANY ASSISTANCE

If you have a question about this policy or whether it applies to a particular transaction, contact our Compliance Officer for additional guidance. The Compliance Officer will regularly consult with the Company’s outside securities counsel with respect to transactions and other matters covered by this policy.

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ACKNOWLEDGEMENT OF RECEIPT OF INSIDER TRADING POLICY

I have received and read the Pulse Biosciences, Inc. Insider Trading Policy (“Insider Trading Policy”). I understand the standards and policies contained in the Insider Trading Policy and agree to comply with its terms and conditions.

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